UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170101

DIVISION OF
CORPORATION FINANCE

February 9, 2017

Nicholas G. Demmo
Wachtell, Lipton, Rosen & Katz
ngdemmo@wlrk.com

Re: Lincoln National Corporation
Incoming letter dated January 24, 2017

Dear Mr. Demmo:

This is in response to your letter dated January 24, 2017 concerning the shareholder proposal submitted to Lincoln by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 9, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lincoln National Corporation
Incoming letter dated January 24, 2017

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Lincoln may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Lincoln omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 - 1000
FACSIMILE: (212) 403 - 2000

January 24, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Lincoln National Corporation – Shareholder Proposal Submitted by Kenneth Steiner (the "Proposal")

Ladies and Gentlemen:

This letter is submitted on behalf of Lincoln National Corporation (the "Company") to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") the Proposal and statements in support thereof received from Kenneth Steiner (the "Proponent"), which are further described below and attached as Exhibit A hereto.

For the reasons outlined below, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Exchange Act, this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file the definitive 2017 Proxy Materials with the Commission, and we are contemporaneously sending a copy of this letter and its attachments to the Proponent and his designated agent, John Chevedden (the "Agent").

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") implement a "proxy access" bylaw. Pursuant to the proposed bylaw, an individual shareholder or a group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy materials, if the nominating shareholder or group holds at least 3% of the Company's outstanding common stock and has held such shares for at least three years. Under the Proposal, the number of shareholder-nominated candidates appearing in the proxy materials would be limited to the greater of (i) one quarter of the directors then serving or (ii) two. The Proposal requests that recallable loaned stock count towards the ownership requirement, that the size of a nominating group be unrestricted and that no limitation be placed on the re-nomination of shareholder nominees based on the percentage of votes received in any election. A full copy of the Proposal is attached as Exhibit A hereto.

BASIS FOR EXCLUSION

The Company is adopting amendments to the By-Laws of the Company substantially consistent with the specifications outlined in the Proposal. The Amended and Restated By-Laws of the Company (the "Amended By-Laws") will provide that individual shareholders and groups of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years will have the right to include board nominees in the Company's proxy materials, up to a specified limit. The Amended By-Laws also include additional provisions as discussed below. In light of the Amended By-Laws, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). The Amended By-Laws are attached to this letter as Exhibit B.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented" the proposal. The Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. In fact, in interpreting the predecessor provision to Rule 14a-8(i)(10), the Commission has stated that a formalistic application of the rule requiring full implementation "defeated [the rule's] purpose"; the Commission then adopted a revised interpretation to the rule to permit the omission of proposals that had been "*substantially* implemented." (emphasis added) Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 40018, at n.30 (May 21, 1998).

In determining whether the shareholder proposal has been "substantially implemented," the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if the company did not take the exact action requested by the proponent, when a company has satisfied the proposal's essential objectives, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded under Rule 14a-8(i)(10). *CISCO, Inc.* (avail. Sept. 27, 2016); *Amazon.com, Inc.* (avail. Mar. 3, 2016); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); *Hewlett-Packard Co.* (avail. Dec. 11, 2007). In particular, the Staff has concurred that companies can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *General Electric Company* (avail. Mar. 3, 2015) (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions limiting grouping to 20 shareholders); *Dun & Bradstreet Corp.* (Feb. 12, 2016) (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two); *Amazon.com* (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two, would permit an unrestricted number of shareholders to group together to meet ownership requirements and would prohibit restrictions on nominations, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two, provisions limiting grouping to 20 shareholders and prohibiting the renomination of any nominee who failed to receive at least 25% of the vote at an annual general meeting); *Leidos Holdings, Inc.* (May 4, 2016) (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two and would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two and provisions limiting grouping to 20 shareholders); *Cardinal Health* (avail. Jul. 20, 2016) (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two and would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two and provisions limiting grouping to 20 shareholders); *Bank of America Corp.* (avail. Dec. 15, 2010) (concurring under Rule 14a-8(i)(10) in the exclusion of a special meeting proposal with a 10% threshold, where the company had already adopted a special meeting bylaw containing a 10% threshold, in addition to other requirements).

In other comparable circumstances, shareholder proponents of proxy access proposals (including the Proponent here) have labeled the terms of their proposed proxy access bylaw as "essential elements for substantial implementation" in order to argue that a proposal could not be omitted under Rule14a-8 unless all elements were adopted. This attempt to re-characterize the legal meaning of "essential elements" under Rule 14a-8 has not been successful, and the Staff has concurred with issuers who have omitted proposals comparable to the Proposal in the face of proxy access bylaws comparable to the Amended Bylaws. See *Oracle Corp.* (avail. Jul. 5, 2016) (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two and would permit an unrestricted number of shareholders to group together to meet ownership requirements, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two, provisions limiting grouping to 20 shareholders and prohibiting the renomination of any nominee who failed to receive at least 25% of the vote at an annual general meeting, notwithstanding language identifying the terms of its proposal as "essential elements"); *CISCO* (concurring under Rule 14a-8(i)(10) in the exclusion of a proxy access proposal that would permit nominations for the greater of 25% of the number of directors serving and two, would permit an unrestricted number of shareholders to group together to meet ownership requirements and would prohibit restrictions on nominations, where the company had already adopted proxy access bylaw provisions permitting nominations not to exceed the greater of 20% of the number of directors serving and two, provisions limiting grouping to 20 shareholders and prohibiting the renomination of any nominee who failed to receive at least 25% of the vote at an annual general meeting, notwithstanding language identifying the terms of its proposal as "essential elements for substantial implementation"); *WD-40* (avail. Sept. 27, 2016) (same).

B. The Amended By-Laws Substantially Implement the Proposal

The Amended By-Laws substantially implement the Proposal because the Amended By-Laws address the essential objective of the Proposal: they provide a proxy access procedure under which a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates, up to a specified limit. In particular, the Amended By-Laws address each element of the Proposal as follows:

- **Ownership Threshold.** Paragraph (1) of the Proposal states that the nominating shareholder or shareholder group must "beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years" before submitting a nomination. Similarly, Paragraph (D) of Section 14 of the Amended By-Laws requires the nominating shareholder to own and have owned "at least three percent (3%) of the aggregate voting power of the Voting Stock" for at least three years as of the date the nomination notice is received and as of the record date for determining shareholders eligible to vote at the applicable annual meeting, and to continue to own at least 3% of the voting shares until the date of the applicable annual meeting.

- **Supporting Statement.** Paragraph (2) of the Proposal would permit the nominating shareholder to submit a supporting statement not exceeding 500 words to be included in the Company's proxy statement. Paragraph (F) of Section 14 of the Amended By-Laws similarly permits the nominating shareholder to submit a statement of support not to exceed 500 words for inclusion in the Company's proxy materials.

- **Number of Nominees.** Paragraph (3) of the Proposal provides that the number of shareholder-nominated candidates would be limited to one-quarter of the directors then serving or two, whichever is greater. Paragraph (C) of Section 14 of the Amended By-Laws limits the number of shareholder-nominated candidates to twenty percent of the directors in office or two, whichever is greater.

  Although the limit on shareholder-nominated candidates differs slightly between the Proposal and the Amended By-Laws, the difference is not material. The Board currently consists of eleven directors, which is a typical size for a public company board. With eleven or fewer directors, under both the Proposal and the Amended By-Laws, the number of shareholder-nominated candidates is limited to two. For the limit under the Proposal and the limit under the Amended By-Laws to differ, the number of directors in office must be at least twelve. The average size of boards of directors of S&P 500 companies in 2016 was 10.8. Spencer Stuart, *2016 Spencer Stuart Board Index*, at 14

(2016). As such, the difference between the Proposal and the Amended By-Laws is not material, and the Amended By-Laws compare favorably with the guidelines of the Proposal.

The Staff has granted no-action relief in similar situations where the issuer provided for a 20% rather than 25% limit on the number of directors. E.g., *Cisco Systems, Inc.*; *Dunn & Bradstreet; Leidos Holdings, Inc.*; *WD-40.*

- **Grouping.** The Proposal would permit shareholders to nominate director candidates for inclusion in the Company's proxy materials, either individually or as a member of a nominating group. Likewise, Paragraph (D) of Section 14 of the Amended By-Laws permits groups of shareholders to aggregate their holdings for purposes of meeting the 3% threshold. In addition to requesting that grouping be permitted, Paragraph (3) of the Proposal would require that no limitation be placed on the number of shareholders who can aggregate their shares to achieve the 3% ownership threshold. The Amended By-Laws limit the number of shareholders in the group to twenty. The Amended By-Laws would *not* count individual shareholders that are part of the same fund family / fund complex separately vis-à-vis the group cap, but would rather count all members of such a fund family as one shareholder.

Even with the twenty shareholder limit, assuming equal ownership of each shareholder, each shareholder in a group need only own 0.15% of the voting stock of the Company; there are 104 institutional shareholders with stock ownership of 0.15% or higher and, as such, the twenty shareholder limit does not interfere with the achievement of the Proposal's essential objectives. Shareholders with even smaller levels of ownership could also participate in "groups" of nominating shareholders by forming a group with one or more shareholders holding a greater percentage of voting stock. For example, if a "group" included one shareholder holding 2% of the Company's voting stock, the remaining nineteen shareholders in that group would each need to beneficially own, on average, approximately 0.05% of the Company's voting stock in order to satisfy the requisite ownership threshold. The Amended By-Laws do not impose any minimum ownership requirement on individual shareholders that may participate in an otherwise eligible group, and the treatment of multiple shareholders in the same fund family or fund complex as a single shareholder effectively (and significantly) increases the ability of shareholders to aggregate their shares and form groups in order to meet proxy access requirements. Accordingly, the Company has "substantially implemented" the Proposal's request that groups of shareholders be permitted to use proxy access, and the terms of the Company's permissive approach to grouping compare favorably to the Proposal.

The Staff has granted no-action relief in similar situations where the issuer provided an express right of shareholders to "group" their shares and also added a reasonable limit to the number of shareholders that may form a group. E.g., *Amazon; Cisco Systems, Inc.*; *General Electric Company; Leidos Holdings*.

- **Failed Nominations.** Paragraph (5) of the Proposal specifies that no limitations should be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received by the nominee. Paragraph (H) of Section 14 of the Amended By-Laws provides that any shareholder nominee who fails to receive at least twenty-five percent (25%) of the votes cast in his or her favor will be ineligible to be a shareholder nominee for the two subsequent annual shareholder meetings. A substantial majority of the public companies that have adopted proxy access to date place similar restrictions on the ability to resubmit nominees that previously received a low percentage of votes. Under the Amended Bylaws, however, even in situations in which a nominee cannot be re-nominated, the applicable shareholders (or group) are not limited in their ability to nominate different candidates through the proxy access provisions. This common exclusion of nominees who fail to receive a minimum level of votes (but without limiting shareholders' ability to nominate different candidates) is in no way material to the essential elements of proxy access bylaws. The Staff has permitted exclusion of similar proxy access proposals with comparable limitations in conflict with the applicable shareholder proposal. *E.g., Amazon.com*; *Cisco Systems; Dun & Bradstreet; Leidos Holdings, Inc.; WD-40*.

- **Pledge to Hold Stock**. Paragraph (6) of the Proposal specifies that the nominating shareholder should not be required to hold stock after the meeting if the nominees fail to win election. The Amended By-Laws do not require the nominating shareholder to hold shares of Company common stock beyond the meeting.

- **Loaned Securities.** Paragraph (7) of the Proposal requests that loaned securities count as owned by any nominating shareholder who represents that "it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting." Paragraph (4) of Section 14 of the Amended By-Laws is more detailed, but similarly provides that recallable loaned shares are included in the calculation of share ownership. Paragraph (4) includes all loaned shares where the stockholder has the power to recall the loaned shares on not more than five business days' notice and the shareholder commits to recall the loaned shares upon being notified that any of its shareholder nominees will be included in the Company's proxy materials and continue to hold such recalled shares through the date of the annual meeting. Any differences are de minimis, and are consistent with the requirements at companies who have received no action relief under Rule 14a-8(a)(10). E.g., *Amazon; Cardinal; Cisco; Dun & Bradstreet; Oracle; WD-40.*

- **Other Provisions.** The Proposal does not outline any other terms for proxy access beyond those addressed above. The Amended By-laws also include other customary terms, including the process and timeline for submitting proxy access nominations, information requirements on the part of nominating shareholders and nominees, disqualifications of nominees based on various factors, and other customary terms. None of the other terms of the Amended By-Laws adversely impacts the essential elements of proxy access.

CONCLUSION

For the foregoing reasons, we are of the view that the Proposal has already been substantially implemented by the Company. As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Nicholas G. Demmo, at 212-403-1381 or NGDemmo@wlrk.com.

Very truly yours,

Nicholas G. Demmo

cc: Kenneth Steiner

John Chevedden (as agent for Kenneth Steiner)

Enclosures

Exhibit A

Shareholder Proposal Submitted by Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Kirkland L. Hicks
Corporate Secretary
Lincoln National Corporation (LNC)
150 North Radnor Chester Road
Suite A305
Radnor, PA 19087
PH: 484-583-1400
PH: 484-583-1475
FX: 484-583-8135

Dear Mr. Hicks,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: ***FISMA & OMB Memorandum M-07-16***) at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: Nancy Smith <Nancy.Smith3@lfg.com>

[LNC – Rule 14a-8 Proposal, November 27, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

This proposal may get strong support at our 2017 annual meeting. For instance we gave overwhelming 2016 voting support to another corporate governance improvement proposal – for our management to do away with making us vote 75% in favor in order to make certain improvements in our corporate governance. It is important to note that our overwhelming 2016 vote did not ask management to make a half-hearted effort to take the steps necessary to adopt the 2016 proposal we voted overwhelming for.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the proposed 2011 SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the 3% ownership threshold included in the 2011 SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

TD Ameritrade

December 12, 2016

LNC Post-it® Fax Note 7671	Date 12-12-16 # of pages▶
To Nancy Smith	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 484-583-8284	Fax #

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. Merck & Co Inc (MRK)
2. The Allstate Corporation (ALL)
3. Lincoln National Corporation (LNC)
4. Arconic Inc (ARNC), formerly Alcoa Corp (AA)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit B

AMENDED AND RESTATED BYLAWS OF LINCOLN NATIONAL CORPORATION (Effective January 24, 2017)

ARTICLE 1.

Shareholders

Section 1. Annual Meeting. An annual meeting of the shareholders shall be held at such hour and on such date as the board of directors may select in each year for the purpose of electing directors for the terms hereinafter provided and for the transaction of such other business as may properly come before the meeting. The board of directors may postpone an annual meeting for which notice has been given in accordance with Section 4 of this Article I.

Section 2. Special Meetings. Special meetings of the shareholders may be called by the board of directors. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders meeting. The board of directors may postpone a special meeting for which notice has been given in accordance with Section 4 of this Article I.

Section 3. Place of Meetings. All meetings of shareholders shall be held at such place, either within or without the State of Indiana, as may be designated by the board of directors.

Section 4. Notice of Meetings. A written or printed notice, stating the place, day and hour of the meeting, and in the case of a special meeting or when required by law or by the articles of incorporation or these bylaws, the purpose or purposes for which the meeting is called, shall be delivered or mailed by or at the direction of the secretary of the corporation no fewer than ten nor more than sixty days before the date of the meeting, to each shareholder of record entitled to vote at such meeting at such address as appears upon the stock records of the corporation.

Section 5. Quorum. Unless otherwise provided by the articles of incorporation or these bylaws, at any meeting of shareholders the majority of the outstanding shares entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum. If less than a majority of such shares are represented at a meeting, the person presiding at the meeting may adjourn the meeting from time to time. At any meeting at which a quorum is present, the person presiding at the meeting may adjourn the meeting from time to time. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 6. Adjourned Meetings. At any adjourned meeting at which a quorum shall be represented any business may be transacted as might have been transacted at the meeting as originally notified. If a new record date is or must be established pursuant to law, notice of the adjourned meeting must be given to persons who are shareholders as of the new record date.

Section 7. Proxies. At all meetings of shareholders, a shareholder may vote either in person or by proxy executed in writing by the shareholder or a duly authorized attorney in fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 8. Voting of Shares. Except as otherwise provided by law, by the articles of incorporation, or by these bylaws, every shareholder shall have the right at every shareholders' meeting to one vote for each share standing in his name on the books of the corporation on the date established by the board of directors as the record date for determination of shareholders entitled to vote at such meeting.

Section 9. Order of Business. The order of business at each shareholders' meeting shall be established by the person presiding at the meeting.

Section 10. Notice of Shareholder Business. (A) At any annual meeting of the shareholders, only such business may be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than nominations of directors, which must be made in compliance with, and shall be exclusively governed by, Section 11 of this Article I) must be (a) specified in the notice of meeting given in accordance with Section 4 of this Article I, (b) otherwise properly brought before the meeting by or at the direction of the board of directors or the chief executive officer, or (c) otherwise properly brought before the meeting by a shareholder who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 10. Except for proposals properly made in accordance with Rule 14a-8 (or any successor provision) under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act") and included in the notice of meeting given by or at the direction of the board of directors, the foregoing clause (c) shall be the exclusive means for a shareholder to propose business to be brought before an annual meeting of the shareholders. Without qualification, for business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) above, the shareholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal office of the corporation, not less than ninety days nor more than one hundred twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before such anniversary date and ends thirty days after such anniversary date (an annual meeting date outside such period being referred to herein as an "Other Annual Meeting Date"), such shareholder notice shall be given in the manner provided herein by the close of business on the later of (i) the date ninety days prior to such Other Annual Meeting Date or (ii) the tenth day following the earlier of the date the corporation shall have mailed the notice of such meeting to shareholders or the date such Other Annual Meeting Date is first publicly announced. In no event shall any adjournment or postponement of an annual meeting or the announcement or notice thereof by the corporation commence a new time period (or extend any time period) for the giving of a shareholder's notice as provided in this Section 10. A shareholder's notice to the secretary of the corporation shall set forth as to each matter the shareholder proposes to bring before the annual meeting or as to the shareholder giving notice, as applicable, (a) a brief description of the business desired to be brought before the annual meeting, including the text of any proposal to be presented, and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation's stock records, of the shareholder proposing such business and any Shareholder Associated Person, (c) as of the date of the shareholder's notice, the class and number of shares of the corporation which are beneficially owned or held of record by the shareholder and any Shareholder Associated Person and whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest has been entered into by or on behalf of any such person(s) with respect to shares of the corporation, (d) as of the date of the shareholder's notice, whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of the corporation) has been made by or on behalf of the shareholder or any Shareholder Associated Person, the effect or intent of which is to mitigate loss to, or to manage risk or benefit of share price changes for, any such person(s) or to increase or decrease the voting power or pecuniary or economic interest of such persons with respect to shares of the corporation and (e) any interest of the shareholder or any Shareholder Associated Person in such business desired to be brought before the annual meeting. Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 10. Shareholders shall not be permitted to propose business to be brought before a special meeting of shareholders, and the only matters that may be brought before a special meeting of shareholders are the matters specified in the notice of meeting given in accordance with Section 4 of this Article I. The person presiding at any meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the bylaws, or that business was not lawful or appropriate for consideration by shareholders at the meeting, and if he should so determine, he shall so declare to the meeting and any such business shall not be transacted.

(B) For purposes of this Section 10 and Section 11 below, "Shareholder Associated Person" of any shareholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with such shareholder, (ii) any beneficial owner of shares of the corporation owned of record or beneficially by such shareholder and (iii) any person controlling, controlled by or under common control with such Shareholder Associated Person, and "publicly announce" shall mean disclosure in a press release reported by a national news service or in a document publicly filed or furnished by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15 of the Exchange Act.

(C) A shareholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 10 shall be true and correct as of the record date for the annual meeting, and such update and supplement shall be delivered to, or mailed and received by, the secretary of the corporation not later than five (5) business days after the record date for the annual meeting.

(D) If information submitted pursuant to this Section 10 by any shareholder shall be inaccurate to any material extent as determined by the board of directors, any committee thereof or any officer authorized by the board of directors or any such committee to make such determination, such information may be deemed not to have been provided in accordance with this Section 10 in which case such shareholder shall be deemed not to have complied with the notice provisions of this Section 10. Upon written request by the secretary of the corporation, the board of directors or any committee thereof, the shareholder proposing business at an annual meeting of shareholders shall provide, within ten days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the discretion of the board of directors, any committee thereof or any officer authorized by the board of directors or any such committee, to demonstrate the accuracy of any information submitted by the shareholder pursuant to this Section 10. If a shareholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 10 in which case such shareholder shall be deemed not to have complied with the notice provisions of this Section 10.

(E) This Section 10 is expressly intended to apply to any business proposed to be brought before an annual meeting of shareholders other than any proposal made pursuant to Rule 14a-8 (or any successor provision) of the Exchange Act. In addition to the requirements of this Section 10 with respect to any business proposed to be brought before an annual meeting, a shareholder shall also comply with all applicable requirements of state law and the Exchange Act with respect to any such business. Nothing in this Section 10 shall be deemed to affect any right of a shareholder to request inclusion of proposals in, nor the right of the corporation to omit a proposal from, the corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 11. Notice of Shareholder Nominees. (A) Nominations of persons for election to the board of directors of the corporation may be made at any annual meeting of shareholders by or at the direction of the board of directors or by any shareholder of the corporation entitled to vote for the election of directors at the meeting. Such shareholder nominations shall be made pursuant to timely notice given in writing to the secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal office of the corporation, not less than ninety days nor more than one hundred twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, if and only if the annual meeting is scheduled to be held on an Other Annual Meeting Date, such shareholder notice shall be given in the manner provided herein by the close of business on the later of (i) the date ninety days prior to such Other Annual Meeting Date or (ii) the tenth day following the earlier of the date the corporation shall have mailed the notice of such meeting to shareholders or the date such Other Annual Meeting Date is first publicly announced. In the event the board of directors calls a special meeting of shareholders for the purpose of electing one or more directors to the board of directors, any shareholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the notice of meeting, provided that the shareholder's notice of such nomination contains the information specified in this Section 11 and is delivered to the secretary of the corporation not later than the close of business on the tenth day following the earlier of the date the corporation shall have mailed the notice of such meeting to shareholders or the date on which the date of such special meeting and either the names of the nominees proposed by the board of directors to be elected at such meeting or the number of directors to be elected are first publicly announced. In no event shall any adjournment or postponement of an annual or special meeting or the announcement or notice thereof by the corporation commence a new time period (or extend any time period) for the giving of a shareholder's notice as provided in this Section 11. Such shareholder's notice shall set forth as to each person whom the shareholder proposes to nominate for election or re-election as a director, (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) as of the date of the shareholder's notice, the class and number of shares of the corporation which are beneficially owned or held of record by such person and whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest has been entered into by or on behalf of such person with respect to shares of the corporation, (d) as of the date of the shareholder's notice, whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of the corporation) has been made by or on behalf of such person, the effect or intent of which is to mitigate loss to, or to manage risk or benefit of share price changes for, such person or to increase or decrease the voting power or pecuniary or economic interest of such person with respect to shares of the corporation and (e) any other information relating to such person that is required to be disclosed in solicitation of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected). In addition, such shareholder's notice shall set forth as to the shareholder giving notice (a) the name and address, as they appear on the corporation's stock records, of the shareholder proposing such nomination(s) and any Shareholder Associated Person, (b) as of the date of the shareholder's notice, the class and number of shares of the corporation which are beneficially owned or held of record by the shareholder and any Shareholder Associated Person and whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest has been entered into by or on behalf of any such person(s) with respect to shares of the corporation, (c) as of the date of the shareholder's notice, whether any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of the corporation) has been made by or on behalf of the shareholder or any Shareholder Associated Person, the effect or intent of which is to mitigate loss to, or to manage risk or benefit of share price changes for, any such person(s) or to increase or decrease the voting power or pecuniary or economic interest of any such person(s) with respect to shares of the corporation and (d) to the extent known by the shareholder giving notice, the name and address of any other shareholder supporting the nominee for election or reelection as a director. No shareholder nomination shall be effective unless made in accordance with the procedures set forth in this Section 11. The person presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that a shareholder nomination was not made in accordance with the bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

(B) A shareholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 11 shall be true and correct as of the record date for the meeting and such update and supplement shall be delivered to, or mailed and received by, the secretary of the corporation not later than five (5) business days after the record date for the meeting.

(C) At the request of the board of directors, any person nominated by the board of directors for election as a director shall furnish to the secretary of the corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee.

(D) If information submitted pursuant to this Section 11 by any shareholder or nominee shall be inaccurate to any material extent as determined by the board of directors, any committee thereof or any officer authorized by the board of directors or any such committee to make such determination, such information may be deemed not to have been provided in accordance with this Section 11 in which case such shareholder shall be deemed not to have complied with the notice provisions of this Section 11. Upon written request by the secretary of the corporation, the board of directors or any committee thereof, the shareholder proposing a nominee at a meeting of shareholders or the nominee, if applicable, shall provide, within ten days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the discretion of the board of directors, any committee thereof or any officer authorized by the board of directors or any such committee, to demonstrate the accuracy of any information submitted by such person pursuant to this Section 11. If a shareholder or a nominee, if applicable, fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11 in which case such shareholder shall be deemed not to have complied with the notice provisions of this Section 11.

(E) In addition to the requirements of this Section 11 with respect to any nomination proposed to be made at a meeting, a shareholder shall also comply with all applicable requirements of state law and the Exchange Act with respect to any such nominations.

Section 12. Control Share Acquisitions. As used in this Section 12, the terms "control shares" and "control share acquisition" shall have the same meanings as set forth in Indiana Code Section 23-1-42-1 et seq. (the "Act"). Control shares of the corporation acquired in a control share acquisition shall have only such voting rights as are conferred by the Act. Control shares of the corporation acquired in a control share acquisition with respect to which the acquiring person has not filed with the corporation the statement required by the Act may, at any time during the period ending sixty days after the last acquisition of control shares by the acquiring person, be redeemed by the corporation at the fair value thereof pursuant to procedures authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

Section 13. Voting Procedures on Change of Control. In addition to any other authority granted under Indiana law for the corporation to enter into any arrangement, agreement or understanding with respect to the voting of voting shares, pursuant to the authority granted in Indiana Code Section 23-1-22-4, the corporation shall have the power to enter into any arrangement, agreement or understanding of any nature whatsoever and for any duration whereby the board of directors or any group of directors of the corporation can specify or direct the voting by any other person of any shares of any class or series beneficially owned by such person, or as to which such person has the direct or indirect power to direct the voting, in connection with a change of control of the corporation. As used in this Section 13, the term "control" shall have the same meaning as set forth in Indiana Code Section 23-1-22-4.

In the event that an arrangement, agreement or understanding is in effect, and the voting shares of the corporation are not voted in accordance with any such arrangement, agreement or understanding, neither such voting shares nor such votes shall be counted in connection with any vote of the corporation's shareholders relating to any aspect of a change of control.

Section 14. Inclusion of Shareholder Director Nominations in the Corporation's Proxy Materials. Subject to the terms and conditions set forth in these bylaws, the corporation shall include in its proxy materials for an annual meeting of the shareholders the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the board of directors by a Shareholder or group of Shareholders that satisfy the requirements of this Section 14 and that expressly elects at the time of providing the written notice required by this Section 14 (a "Proxy Access Notice") to have its nominee included in the corporation's proxy material pursuant to this Section 14. For the purposes of this Section 14:

(1) "Voting Stock" shall mean outstanding shares of capital stock of the corporation entitled to vote generally for the election of directors;

(2) "Constituent Holder" shall mean any Shareholder, collective investment fund included within a Qualifying Fund (as defined in paragraph (D) below) or beneficial holder whose stock ownership is counted for the purposes of qualifying as an Eligible Shareholder (as defined in paragraph (D) below);

(3) "affiliate" and "associate" shall have the meanings ascribed thereto in Rule 405 under the Securities Act; provided, however, that the term "partner" as used in the definition of "associate" shall not include any limited partner that is not involved in the management of the relevant partnership; and

(4) a Shareholder (including any Constituent Holder) shall be deemed to "own" only those outstanding shares of Voting Stock as to which the Shareholder (or such Constituent Holder) possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. The number of shares calculated in accordance with the foregoing clauses (a) and (b) shall be deemed not to include (and to the extent any of the following arrangements have been entered into by affiliates of the Shareholder (or of any Constituent Holder), shall be reduced by) any shares (x) sold by such Shareholder or Constituent Holder (or any of either's affiliates) in any transaction that has not been settled or closed, including any short sale, (y) borrowed by such Shareholder or Constituent Holder (or any of either's affiliates) for any purposes or purchased by such Shareholder or Constituent Holder (or any of either's affiliates) pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by or effecting such Shareholder or Constituent Holder (or any of either's affiliates), whether any such instrument or agreement is to be settled with shares, cash or other consideration, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of (i) reducing in any manner, presently or in the future, the full voting and investment rights pertaining to such shares, and/or (ii) hedging, offsetting or altering to any degree the full economic interest in (including the opportunity for profit and risk of loss on) such shares. A Shareholder (including any Constituent Holder) shall "own" shares held in the name of a nominee or other intermediary so long as the Shareholder (or such Constituent Holder) retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A Shareholder's (including any Constituent Holder's) ownership of shares shall be deemed to continue during any period in which such person has (i) loaned such shares, provided that the stockholder has the power to recall such loaned shares on not more than five (5) business days' notice and includes in its Proxy Access Notice an agreement that it (A) will promptly recall such loaned shares upon being notified that any of its Shareholder Nominees will be included in the corporation's proxy materials and (B) will continue to hold such recalled shares through the date of the annual meeting or (ii) delegated any

voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which in all such cases is revocable at any time by the Shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(A) For purposes of this Section 14, the "Required Information" that the corporation will include in its proxy statement is (1) the information concerning the Shareholder Nominee and the Eligible Shareholder that the corporation determines is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act; and (2) if the Eligible Shareholder so elects, a Statement (as defined in paragraph (F) below). The corporation shall also include the name of the Shareholder Nominee in its proxy card. For the avoidance of doubt, and any other provision of these bylaws notwithstanding, the corporation may in its sole discretion solicit against, and include in the proxy statement its own statements or other information relating to, any Eligible Shareholder and/or Shareholder Nominee.

(B) To be timely, a Shareholder's Proxy Access Notice, together with all related materials provided for herein, must be delivered to the principal executive offices of the corporation within the time periods applicable to Shareholder notices of nominations pursuant to Section 11. In no event shall any adjournment or postponement of an annual general meeting, the date of which has been announced by the corporation, commence a new time period for the giving of a Proxy Access Notice.

(C) The number of Shareholder Nominees (which shall include Shareholder Nominees that were submitted by all Eligible Shareholders for inclusion in the corporation's proxy materials pursuant to this Section 14 but either are subsequently withdrawn or that the board of directors decides to nominate as board of directors' nominees) appearing in the corporation's proxy materials with respect to an annual meeting of the shareholders shall not exceed the greater of (x) two (2) and (y) the largest whole number that does not exceed 20% of the number of directors in office as of the last day on which a Proxy Access Notice may be delivered in accordance with the procedures set forth in this Section 14 (such greater number, the "Permitted Number"); provided, however, that the Permitted Number shall be reduced by:

(1) the number of directors in office that will be included in the corporation's proxy materials with respect to such annual general meeting for whom access to the corporation's proxy materials was previously provided pursuant to this Section 14, other than any such director who at the time of such annual general meeting will have served as a director continuously, as a nominee of the board of directors, for at least two (2) successive annual terms; and

(2) the number of directors in office or director candidates that in either case will be included in the corporation's proxy materials with respect to such annual general meeting as an unopposed (by the corporation) nominee pursuant to an agreement, arrangement or other understanding with a Shareholder or group of Shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of Voting Stock, by such Shareholder or group of Shareholders, directly from the corporation), other than any such director referred to in this clause (2) who at the time of such annual general meeting will have served as a director continuously, as a nominee of the board of directors, for at least two (2) successive annual terms;

provided, further, that in the event the board of directors resolves to reduce the size of the board of directors effective on or prior to the date of the annual general meeting, the Permitted Number shall be calculated based on the number of directors in office as so reduced. An Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the corporation's proxy statement pursuant to this paragraph (C) of this Section 14 shall rank such Shareholder Nominees based on the order that the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the corporation's proxy statement and include such specified rank in its Proxy Access Notice. If the number of Shareholder Nominees pursuant to this paragraph (C) of this Section 14 for an annual meeting of the shareholders exceeds the Permitted Number, then the highest ranking qualifying Shareholder Nominee from each Eligible Shareholder will be selected by the corporation for inclusion in the proxy statement until the Permitted Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Eligible Shareholder's Proxy Access Notice. If the Permitted Number is not reached after the highest ranking Shareholder Nominee from each Eligible Shareholder has been selected, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

Notwithstanding anything to the contrary contained in this Section 14, the corporation shall not be required to include any Shareholder Nominees in its proxy materials pursuant to this Section 14 for any meeting of stockholders for which the secretary of the corporation receives notice (whether or not subsequently withdrawn) that a stockholder intends to nominate one or more persons for election to the board of directors pursuant to the advance notice requirements for shareholder nominees set forth in Section 11.

(D) An "Eligible Shareholder" is one or more Shareholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned, in each case continuously for at least three (3) years as of both the date that the Proxy Access Notice is received by the corporation pursuant to this Section 14, and as of the record date for determining Shareholders eligible to vote at the annual general meeting, at least three percent (3%) of the aggregate voting power of the Voting Stock (the "Proxy Access Request Required Shares"), and who continue to own the Proxy Access Request Required Shares at all times between the date such Proxy Access Notice is received by the corporation and the date of the applicable annual general meeting, provided that the aggregate number of Shareholders (and, if and to the extent that a Shareholder is acting on behalf of one or more beneficial owners, of such beneficial owners) whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed twenty (20). Two or more collective investment funds that are (I) part of the same family of funds or sponsored by the same adviser or (II) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment corporation Act of 1940 (a "Qualifying Fund") shall be treated as one Shareholder for the purpose of determining the aggregate number of Shareholders in this paragraph (D), provided that each fund included within a Qualifying Fund must otherwise meet the requirements set forth in this Section 14, including by providing the required information and materials. No shares may be attributed to more than one group constituting an Eligible Shareholder under this Section 14 (and, for the avoidance of doubt, no Shareholder may be a member of more than one group constituting an Eligible Shareholder). A record holder acting on behalf of one or more beneficial owners will not be counted separately as a Shareholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this paragraph (D), for purposes of determining the number of Shareholders whose holdings may be considered as part of an Eligible Shareholder's holdings. For the avoidance of doubt, Proxy Access Request Required Shares will qualify as such only if the beneficial owner of such shares as of the date of the Proxy Access Notice has individually beneficially owned such shares continuously for the three-year (3 year) period ending on that date and through the other applicable dates referred to above (in addition to the other applicable requirements being met).

(E) On the date on which an Eligible Shareholder delivers a nomination pursuant to this Section 14, such Eligible Shareholder (including each Constituent Holder) must provide the following information in writing to the secretary of the corporation with respect to such Eligible Shareholder (and each Constituent Holder):

(1) the name and address of, and number of shares of Voting Stock owned by, such person;

(2) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year (3 year) holding period) verifying that, as of a date within seven (7) calendar days prior to the date the Proxy Access Notice is delivered to the corporation, such person owns, and has owned continuously for the preceding three (3) years, the Proxy Access Request Required Shares, and such person's agreement to provide:

(a) within ten (10) days after the record date for the annual general meeting, written statements from the record holder and intermediaries verifying such person's continuous ownership of the Proxy Access Request Required Shares through the record date, together with any additional information reasonably requested by the corporation to verify such person's ownership of the Proxy Access Request Required Shares; and

(b) immediate notice to the corporation if the Eligible Shareholder ceases to own any of the Proxy Access Request Required Shares prior to the date of the applicable annual meeting of the shareholders;

(3) the information that would be required to be submitted pursuant to Section 11 for Director nominations;

(4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among the Eligible Shareholder (including any Constituent Holder) and its or their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each of such Eligible Shareholder's Shareholder Nominees, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Securities and Exchange Commission if the Eligible Shareholder (including any Constituent Holder), or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the Shareholder Nominee or any affiliate or associate thereof or person acting in concert therewith were a director or executive officer of such registrant;

(5) a representation that the Eligible Shareholder (and each Constituent Holder):

(a) acquired the Proxy Access Request Required Shares in the ordinary course of business and not with the intent to change or influence control of the corporation, and does not presently have any such intent;

(b) has not nominated and will not nominate for election to the board of directors at the annual general meeting any person other than the Shareholder Nominees being nominated pursuant to this Section 14;

(c) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual general meeting other than its Shareholder Nominees or a nominee of the board of directors;

(d) will not distribute to any Shareholder any form of proxy for the annual general meeting other than the form distributed by the corporation; and

(e) will provide facts, statements and other information in all communications with the corporation and its Shareholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Section 14 (and the other provisions of these bylaws to the extent related to this Section 14);

(6) in the case of a nomination by a group of Shareholders that together is such an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating Shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(7) an undertaking that the Eligible Shareholder (and each Constituent Holder) agrees to:

(a) assume all liability stemming from, and indemnify and hold harmless the corporation and each of its directors, officers, and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any legal or regulatory violation arising out of the communications of the Eligible Shareholder (and any Constituent Holder) with the Shareholders of the corporation or out of the information that the Eligible Shareholder (and any Constituent Holder) provided to the corporation; and

(b) file with the Securities and Exchange Commission any solicitation by the Eligible Shareholder of Shareholders of the corporation relating to the annual general meeting at which the Shareholder Nominee will be nominated.

In addition, on the date on which an Eligible Shareholder delivers a nomination pursuant to this Section 14, any Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder must provide to the secretary of the corporation documentation reasonably satisfactory to the board of directors that demonstrates that the funds included within the Qualifying Fund satisfy the definition thereof.

In order to be considered timely, all information required by this Section 14 to be provided to the corporation must be supplemented (by delivery to the secretary of the corporation) (1) no later than ten (10) days following the record date for the applicable annual general meeting, to disclose the foregoing information as of such record date, and (2) no later than the fifth day before the annual general meeting, to disclose the foregoing information as of the date that is no earlier than ten (10) days prior to such annual general meeting. For the avoidance of doubt, the requirement to update and supplement such information shall not permit any Eligible Shareholder (or any Constituent Holder) or other person to change or add any proposed Shareholder Nominee or be deemed to cure any defects or limit the remedies (including without limitation under these bylaws) available to the corporation relating to any defect.

(F) The Eligible Shareholder may provide to the secretary of the corporation, at the time the information required by this Section 14 is originally provided, a written statement for inclusion in the corporation's proxy statement for the annual general meeting, not to exceed five hundred (500) words, in support of the candidacy of such Eligible Shareholder's Shareholder Nominee (the "Statement"). Notwithstanding anything to the contrary contained in this Section 14, the corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is materially false or misleading, omits to state any material fact, or would violate any applicable law or regulation.

(G) On the date on which an Eligible Shareholder delivers a nomination pursuant to this Section 14, each Shareholder Nominee must:

(1) provide to the corporation an executed agreement, in a form deemed satisfactory by the board of directors or its designee (which form shall be provided by the corporation reasonably promptly upon written request of a Shareholder), that such Shareholder Nominee consents to being named in the corporation's proxy statement and form of proxy card (and will not agree to be named in any other person's proxy statement or form of proxy card with respect to the applicable annual general meeting of the corporation) as a nominee and to serving as a director of the corporation if elected;

(2) provide the information with respect to a Shareholder Nominee that would be required to be submitted pursuant to Section 11 for Director nominations;

(3) complete, sign and submit all questionnaires, representations and agreements required by these bylaws or of the corporation's directors generally, including the questionnaire, representation and agreement required by Section 15; and

(4) provide such additional information as necessary to permit the board of directors to determine if such Shareholder Nominee:

(a) is independent under the listing standards of each principal U.S. exchange upon which the Common Shares of the corporation are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the board of directors in determining and disclosing the independence of the corporation's directors;

(b) has any direct or indirect relationship with the corporation other than those relationships that have been deemed categorically immaterial pursuant to the corporation's Corporate Governance Guidelines;

(c) would, by serving on the board of directors, violate or cause the corporation to be in violation of these bylaws, the rules and listing standards of the principal U.S. exchange upon which the Common Shares of the corporation is listed or any applicable law, rule or regulation; and

(d) is or has been subject to any event specified in Item 401(f) of Regulation S-K (or successor rule) of the Securities and Exchange Commission.

In the event that any information or communications provided by the Eligible Shareholder (or any Constituent Holder) or the Shareholder Nominee to the corporation or its Shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder (or any Constituent Holder) or Shareholder Nominee, as the case may be, shall promptly notify the secretary of the corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood for the avoidance of doubt that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these bylaws) available to the corporation relating to any such defect.

(H) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of the shareholders but either (1) withdraws from or becomes ineligible or unavailable for election at that annual general meeting (other than by reason of such Shareholder Nominee's disability or other health reason), or (2) does not receive at least twenty-five (25)% of the votes cast in favor of his or her election, will be ineligible to be a Shareholder Nominee pursuant to this Section 14 for the next two annual general meetings. For the avoidance of doubt, any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of the shareholders, but subsequently withdraws from or becomes ineligible or unavailable for election at that annual general meeting, will not be eligible for election at the relevant annual meeting of the shareholders.

(l) The corporation shall not be required to include, pursuant to this Section 14, a Shareholder Nominee in its proxy materials for any annual meeting of the shareholders, or, if the proxy statement already has been filed, to permit a vote with respect to the election of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the corporation:

(1) who is not independent under the listing standards of the principal U.S. exchange upon which the Common Shares of the corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the board of directors in determining and disclosing independence of the corporation's directors, who does not meet the audit committee independence requirements under the rules of any stock exchange on which the corporation's Common Shares are traded and applicable securities laws, who is not a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule), who is not an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor provision), in each of the foregoing cases as determined by the board of directors in its sole discretion;

(2) whose service as a member of the board of directors would violate or cause the corporation to be in violation of these bylaws, the rules and listing standards of the principal U.S. exchange upon which the Common Shares of the corporation is traded, or any applicable law, rule or regulation;

(3) who is or has been, within the past five years, an employee, officer or director of, or otherwise affiliated with, a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914;

(4) who is or has been a named subject of a pending criminal proceeding (excluding non-criminal traffic violations) or has been convicted in such a criminal proceeding within the past ten years, or who is or has been a named subject of any legal, regulatory or self-regulatory proceeding, action or settlement as a result of which the service of such Shareholder Nominee on the board of directors would result in any restrictions on the ability of any of the corporation or its affiliates to conduct business in any jurisdiction;

(5) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act;

(6) who shall have provided information to the corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the board of directors or any committee thereof, in each of the foregoing cases as determined by the board of directors in its sole discretion;

(7) who otherwise breaches or fails to comply in any material respect with its obligations pursuant to this Section 14 or any agreement, representation or undertaking required by these bylaws; or

(8) was proposed by an Eligible Shareholder who ceases to be an Eligible Shareholder for any reason, including but not limited to not owning the Proxy Access Request Required Shares through the date of the applicable annual general meeting.

In addition, if any Constituent Holder (i) shall have provided information to the corporation in respect of a nomination under this Section 14 that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the board of directors or any committee thereof, in each of the foregoing cases as determined by the board of directors in its sole discretion or (ii) otherwise breaches or fails to comply in any material respect with its obligations pursuant to this Section 14 or any agreement, representation or undertaking required by these bylaws, the Voting Stock owned by such Constituent Holder shall be excluded from the Proxy Access Request Required Shares and, if as a result the Eligible Shareholder no longer meets the requirements as such, all of the applicable Eligible Shareholder's Shareholder Nominees shall be excluded from the applicable annual meeting of the shareholders or, if the proxy statement has already been filed, the ineligibility of all of such Shareholder's Shareholder Nominees to be nominated.

Section 15. Submission of Questionnaire, Representation and Agreement. No person may be appointed, nominated or elected a director unless such person, at the time such person is nominated and appointed or elected, would then be able to serve as a director without conflicting in any material respect with any law or regulation applicable to the corporation, as determined in good faith by the board of directors. In addition, to be eligible to be a nominee for election or reelection as a director, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 11) to the secretary of the corporation at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary of the corporation upon written request) and a written representation and agreement (in the form provided by the secretary of the corporation upon written request) that such person (i) will abide by the requirements of these Bylaws, (ii) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (b) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law, (iii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iv) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

ARTICLE II.

Board of Directors

Section 1. General Powers, Number, Classes and Tenure. The business of the corporation shall be managed by a board of directors. The number of directors which shall constitute the whole board of directors of the corporation shall be eleven. The number of directors may be increased or decreased from time to time by amendment of these bylaws, but no decrease shall have the effect of shortening the term of any incumbent director. The directors shall be divided into three classes, each class to consist, as nearly as may be, of one-third of the number of directors then constituting the whole board of directors, with one class to be elected annually by shareholders for a term of three years, to hold office until their respective successors are elected and qualified; except that

(1) the terms of office of directors initially elected shall be staggered so that the term of office of one class shall expire in each year;

(2) the term of office of a director who is elected by either the directors or shareholders to fill a vacancy in the board of directors shall expire at the end of the term of office of the succeeded director's class or at the end of the term of office of such other class as determined by the board of directors to be necessary or desirable in order to equalize the number of directors among the classes;

(3) the board of directors may adopt a policy limiting the time beyond which certain directors are not to continue to serve, the effect of which may be to produce classes of unequal size or to cause certain directors either to be nominated for election for a term of less than three years or to cease to be a director before expiration of the term of the director's class.

In case of any increase in the number of directors, the additional directors shall be distributed among the several classes to make the size of the classes as equal as possible. The classes and terms of directors shall not be governed by Indiana Code Section 23-1-33-6(c).

Commencing at the annual meeting of shareholders that is held in calendar year 2015, directors shall be elected annually for terms of one year, except that any director in office at the 2015 annual meeting whose term expires at the annual meeting of shareholders to be held in calendar year 2016 or 2017 shall continue to hold office until the end of the applicable term for which such director was elected and until such director's successor shall have been elected and qualified, but subject to prior death, resignation, retirement, disqualification or removal from office. At each annual meeting thereafter, all directors shall be elected for terms expiring at the next annual meeting of shareholders and until such director's successor shall have been elected and qualified, but subject to prior death, resignation, retirement, disqualification, decrease in the number of directors or removal from office.

Section 2. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Indiana, for the holding of additional regular meetings without other notice than such resolution.

Section 3. Special Meetings. Special meetings of the board of directors may be called by the chief executive officer, the chairman of the board or any director designated by the board as the Lead Director. The secretary of the corporation shall call special meetings of the board of directors when requested in writing to do so by six of the members thereof. Special meetings of the board of directors may be held either within or without the State of Indiana.

Section 4. Notice of Meetings. Except as otherwise provided in these bylaws, notice of any meeting of the board of directors shall be given, not less than two days before the date fixed for such meeting, by oral, telegraphic, telephonic, electronic or written communication stating the time and place thereof and delivered personally to each member of the board of directors or telegraphed, delivered electronically or mailed to him at his business address as it appears on the books of the corporation; provided, that in lieu of such notice, a director may sign a written waiver of notice either before the time of the meeting, at the time of the meeting or after the time of the meeting.

Section 5. Quorum. A majority of the whole board of directors shall be necessary to constitute a quorum for the transaction of any business except the filling of vacancies, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by law or by the articles of incorporation or these bylaws. Unless otherwise provided by the articles of incorporation, any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting, if a written consent to such action is signed by all members of the board of directors and such written consent is filed with the minutes of proceedings of the board of directors. Unless otherwise provided by the articles of incorporation, any or all members of the board of directors may participate in a meeting of the board of directors by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can communicate with each other, and participation in this manner constitutes presence in person at the meeting.

Section 7. Vacancies. Except as otherwise provided in the articles of incorporation or these bylaws, any vacancy occurring in the board of directors may be filled by a majority vote of the remaining directors, though less than a quorum of the board of directors, or, at the discretion of the board of directors, any vacancy may be filled by a vote of the shareholders.

Section 8. Notice to Shareholders. Shareholders shall be notified of any increase in the number of directors and the name, address, principal occupation and other pertinent information about any director elected by the board of directors to fill any vacancy.

Section 9. Chairman of the Board. The board of directors shall annually elect one of its members to be chairman of the board and shall fill any vacancy in the position of chairman of the board at such time and in such manner as the board of directors shall determine. The chairman of the board may also be an officer of the corporation. The chairman of the board shall preside at all meetings of the shareholders and of the board of directors at which he may be present and shall have such other powers and duties as may be determined by the board of directors. In the absence of the chairman of the board, such other director may be designated by a majority of the directors to preside at all meetings of the shareholders and of the board of directors, but if the board of directors fails to designate one of its members to so preside, then the chief executive officer, if a director, shall so preside. If there is no chief executive officer or the chief executive officer is not a director, then the president, if a director, shall so preside.

Section 10. Election of Directors. Directors shall be elected as set forth in the articles of incorporation of the corporation. If a nominee fails to receive the required vote and is an incumbent director, the director shall within five (5) business days of such vote being certified by the inspector of elections promptly tender his or her resignation to the board of directors, subject to acceptance by the board of directors. The board of directors shall act on the tendered resignation within ninety days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the decision of the board of directors with respect to his or her resignation. If an incumbent director's resignation is not accepted by the board of directors, such director shall continue to serve until the next annual meeting of shareholders and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director's resignation is accepted by the board of directors, or if a nominee fails to receive the required vote and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of Section 7 of this Article or may decrease the size of the board of directors pursuant to the provisions of Section 1 of this Article.

ARTICLE III.

Officers

Section 1. Elected Officers. The elected officers of the corporation shall include one of or both a chairman of the board and a president, and shall also include a secretary, and a treasurer. The elected officers of the corporation may include one or more vice presidents of a class or classes as the board of directors may determine, and such other officers as the board of directors may determine. The chairman of the board, if elected, and president, if elected, shall be chosen from among the directors. Any two or more offices may be held by the same person.

Section 2. Appointed Officers. The appointed officers of the corporation shall be one or more second vice presidents, assistant vice presidents, assistant treasurers, and assistant secretaries.

Section 3. Election or Appointment and Term of Office. The elected officers of the corporation may be elected by the board of directors at any meeting at which a quorum is present for a fixed term or a term expiring when their successor is duly elected and qualified. The appointed officers of the corporation may be appointed by the chief executive officer at any time for a fixed term or a term expiring when their successor is duly elected and qualified. Each officer shall hold office until their successor shall have been duly elected or appointed and shall have qualified or until their death, resignation, retirement or removal.

Section 4. Removal. Any officer may be removed by the board of directors and any appointed officer may be removed by the chief executive officer, whenever in their judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 5. Vacancies. A vacancy in any elected office may be filled by the board of directors.

Section 6. Chief Executive Officer. If the elected officers of the corporation include both a chairman of the board and a president, the board of directors shall designate one of such officers to be the chief executive officer of the corporation. If the elected officers of the corporation include one of but not both a chairman of the board and a president, such officer shall be the chief executive officer of the corporation. The chief executive officer of the corporation shall be, subject to the board of directors, in general charge of the affairs of the corporation. The chief executive officer shall perform all duties incident to the office of the chief executive and such other duties as from time to time may be assigned to him by the board of directors.

Section 7. President. The president shall have such powers and duties as may be determined by the board of directors or are incident to the office of the president.

Section 8. Vice Presidents. A vice president shall perform such duties as may be assigned by the chief executive officer or the board of directors or are incident to the office of vice president. In the absence of the president and in accordance with such order of priority as may be established by the board of directors, he may perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may be designated as "executive," "senior" or by departmental or functional classification.

Section 9. Second Vice Presidents and Assistant Vice Presidents. A second vice president and an assistant vice president shall perform such duties as may be assigned by the chief executive officer or the board of directors or are incident to the office of second vice president or assistant vice president.

Section 10. Secretary. The secretary shall (a) keep the minutes of the shareholders' and board of directors' meetings in one or more books provided for that purpose, (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law, (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized, and (d) in general perform all duties incident to the office of secretary and such other duties as may be assigned by the chief executive officer or the board of directors.

Section 11. Assistant Secretaries. In the absence of the secretary, an assistant secretary shall have the power to perform his duties including the certification, execution and attestation of corporate records and corporate instruments. Assistant secretaries shall perform such other duties as may be assigned to them by the chief executive officer or the board of directors.

Section 12. Treasurer. The treasurer shall (a) have charge and custody of all funds and securities of the corporation, (b) receive and give receipts for monies due and payable to the corporation from any source whatsoever, (c) deposit all such monies in the name of the corporation in such depositories as are selected by the board of directors, and (d) in general perform all duties incident to the office of treasurer and such other duties as may be assigned by the chief executive officer or the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his duties in such form and with such surety or sureties as the board of directors shall determine.

Section 13. Assistant Treasurers. In the absence of the treasurer, an assistant treasurer shall have the power to perform his duties. Assistant treasurers shall perform such other duties as may be assigned to them by the chief executive officer or the board of directors.

ARTICLE IV.

Committees

Section 1. Board Committees. Except as provided in these bylaws, the board of directors may, by resolution adopted by a majority of the whole board of directors, from time to time designate from among its members one or more committees each of which, to the extent provided in such resolution and except as otherwise provided by law, shall have and exercise all the authority of the board of directors. Except as provided in these bylaws, each such committee shall serve at the pleasure of the board of directors. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law. Each such committee shall keep a record of its proceedings and shall adopt its own rules of procedure. It shall make such reports to the board of directors of its actions as may be required by the board.

Section 2. Advisory Committees. The board of directors may, by resolution adopted by a majority of the whole board of directors, from time to time designate one or more advisory committees, a majority of whose members shall be directors. An advisory committee shall serve at the pleasure of the board of directors, keep a record of its proceedings and adopt its own rules of procedure. It shall make such reports to the board of directors of its actions as may be required by the board.

Section 3. Manner of Acting. Unless otherwise provided by the articles of incorporation, any action required or permitted to be taken at any meeting of a committee established under this Article IV may be taken without a meeting, if a written consent to such action is signed by all members of the committee and such written consent is filed with the minutes of proceedings of the committee. Unless otherwise provided by the articles of incorporation, any or all members of such committee may participate in a meeting of the committee by means of a conference telephone or similar communications equipment by which all persons participating in the meeting can communicate with each other, and participation in this manner constitutes presence in person at the meeting.

ARTICLE V.

Corporate Instruments and Loans

Section 1. Corporate Instruments. The board of directors may authorize any officer or officers to execute and deliver any instrument in the name of or on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

ARTICLE VI.

Stock Certificates, Transfer of Shares, Stock Records

Section 1. Certificates for Shares. Shares may, but need not be, represented by certificates. Each shareholder, upon request, shall be entitled to a certificate, signed by the president or a vice president and the secretary or any assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. If such certificate is countersigned by the written signature of a transfer agent other than the corporation or its employee, the signatures of the officers of the corporation may be facsimiles. If such certificate is countersigned by the written signature of a registrar other than the corporation or its employee, the signatures of the transfer agent and the officers of the corporation may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of its issue. Certificates representing shares of the corporation shall be in such form consistent with the laws of the State of Indiana as shall be determined by the board of directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer records of the corporation.

Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made on the stock transfer records of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the corporation, and, except as otherwise provided in these bylaws, on surrender for cancellation of the certificates for such shares.

Section 3. Lost, Destroyed or Wrongfully Taken Certificates. Any person claiming a certificate of stock to have been lost, destroyed or wrongfully taken, and who requests the issuance of a new certificate before the corporation has notice that the certificate alleged to have been lost, destroyed or wrongfully taken has been acquired by a bona fide purchaser, shall make an affidavit of that fact and shall give the corporation and its transfer agents and registrars a bond of indemnity with unlimited liability, in form and with one or more corporate sureties satisfactory to the chief executive officer or treasurer of the corporation (except that the chief executive officer or treasurer may authorize the acceptance of a bond of different amount, or a bond with personal surety thereon, or a personal agreement of indemnity), whereupon in the discretion of the chief executive officer or the treasurer and except as otherwise provided by law a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to have been lost, destroyed or wrongfully taken. In lieu of a separate bond of indemnity in each case, the chief executive officer of the corporation may accept an assumption of liability under a blanket bond issued in favor of the corporation and its transfer agents and registrars by one or more corporate sureties satisfactory to him.

Section 4. Transfer Agent and Registrars. The board of directors by resolution may appoint a transfer agent or agents or a registrar or registrars of transfer, or both. All such appointments shall confer such powers, rights, duties and obligations consistent with the laws of the State of Indiana as the board of directors shall determine. The board of directors may appoint the treasurer of the corporation and one or more assistant treasurers to serve as transfer agent or agents.

Section 5. Record Date. For the purposes of determining shareholders entitled to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors shall fix in advance a date as a record date for any such determination of shareholders, such date in any case to be not more than seventy days before the meeting or action requiring a determination of shareholders.

ARTICLE VII.

Liability

No person or his personal representatives shall be liable to the corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by such person in good faith as an officer or employee of the corporation, or as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, which he serves or served at the request of the corporation, if such person (a) exercised and used the same degree of care and skill as a prudent man would have exercised and used under like circumstances, charged with a like duty, or (b) took or omitted to take such action in reliance upon advice of counsel for the corporation or such enterprise or upon statements made or information furnished by persons employed or retained by the corporation or such enterprise upon which he had reasonable grounds to rely. The foregoing shall not be exclusive of other rights and defenses to which such person or his personal representatives may be entitled under law.

ARTICLE VIII.

Indemnification

Section 1. Actions by a Third Party. The corporation shall indemnify any person who is or was a party, or is threatened to be made a defendant or respondent, to a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation), and whether formal or informal, who is or was a director, officer, or employee of the corporation or who, while a director, officer, or employee of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, against:

1. any reasonable expenses (including attorneys' fees) incurred with respect to a proceeding, if such person is wholly successful on the merits or otherwise in the defense of such proceeding, or

2. judgments, settlements, penalties, fines (including excise taxes assessed with respect to employee benefit plans) and reasonable expenses (including attorneys' fees) incurred

with respect to a proceeding where such person is not wholly successful on the merits or otherwise in the defense of the proceeding if:

(i) the individual's conduct was in good faith; and

(ii) the individual reasonably believed:

(a) in the case of conduct in the individual's capacity as a director, officer or employee of the corporation, that the individual's conduct was in the corporation's best interests; and

(b) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests; and

(iii) in the case of any criminal proceeding, the individual either:

(a) had reasonable cause to believe the individual's conduct was lawful; or

(b) had no reasonable cause to believe the individual's conduct was unlawful.

The termination of a proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director, officer, or employee did not meet the standard of conduct described in this section.

Section 2. Actions by or in the Right of the Corporation. The corporation shall indemnify any person who is or was a party or is threatened to be made a defendant or respondent, to a proceeding, including any threatened, pending or completed action, suit or proceeding, by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, or employee of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not, against any reasonable expenses (including attorneys' fees):

(A) if such person is wholly successful on the merits or otherwise in the defense of such proceeding, or

(B) if not wholly successful:

(i) the individual's conduct was in good faith; and

(ii) the individual reasonably believed:

(a) in the case of conduct in the individual's capacity as a director, officer, or employee of the corporation, that the individual's conduct was in the corporation's best interests; and

(b) in all other cases, that the individual's conduct was at least not opposed to the corporation's best interests,

except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court shall deem proper.

Section 3. Methods of Determining Whether Standards for Indemnification Have Been Met. Any indemnification under Sections 1 or 2 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 1 or 2. In the case of directors of the corporation such determination shall be made by any one of the following procedures:

(A) by the board of directors by a majority vote of a quorum consisting of directors not at the time parties to the proceeding;

(B) if a quorum cannot be obtained under (a), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

(C) by special legal counsel:

(i) selected by the board of directors or a committee thereof in the manner prescribed in (a) or (b); or

(ii) if a quorum of the board of directors cannot be obtained under (a) and a committee cannot be designated under (b), selected by a majority vote of the full board of directors (in which selection directors who are parties may participate).

In the case of persons who are not directors of the corporation, such determination shall be made (a) by the chief executive officer of the corporation or (b) if the chief executive officer so directs or in his absence, in the manner such determination would be made if the person were a director of the corporation.

Section 4. Advancement of Defense Expenses. The corporation may pay for or reimburse the reasonable expenses incurred by a director, officer, or employee who is a party to a proceeding described in Section 1 or 2 of this Article in advance of the final disposition of said proceeding if:

(A) the director, officer, or employee furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in Section 1 or 2; and

(B) the director, officer, or employee furnishes the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that the director, officer or employee did not meet the standard of conduct; and

(C) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 1 or 2.

(D) The undertaking required by this Section must be an unlimited general obligation of the director, officer, or employee but need not be secured and may be accepted by the corporation without reference to the financial ability of such person to make repayment.

Section 5. Non-Exclusiveness of Indemnification. The indemnification and advancement of expenses provided for or authorized by this Article does not exclude any other rights to indemnification or advancement of expenses that a person may have under:

(A) the corporation's articles of incorporation or bylaws or any agreement entered into between the corporation and such person;

(B) any resolution of the board of directors or the shareholders of the corporation;

(C) any other authorization adopted by the shareholders; or

(D) otherwise as provided by law, both as to such person's actions in his capacity as a director, officer, or employee of the corporation and as to actions in another capacity while holding such office.

Such indemnification shall continue as to a person who has ceased to be a director, officer, or employee, and shall inure to the benefit of the heirs and personal representatives of such person.

Section 6. Amendment or Repeal. No amendment or repeal of the foregoing indemnification provisions in this Article VIII shall adversely affect any right or protection in respect of acts or omissions of any covered person occurring prior to such amendment or repeal.

ARTICLE IX.

Amendments

These bylaws may be altered, amended or repealed and new bylaws may be made by a majority of the whole board of directors at any regular or special meeting of the board of directors. Any bylaws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or shareholders, provided, however, that no bylaw may be adopted that is inconsistent with the Indiana Business Corporation Law, as the same may be amended from time to time. Notwithstanding the foregoing and anything in these Bylaws or the Articles of Incorporation to the contrary, Sections 2, 5, 10, 11, 12 and 13 of Article I, Sections 1, 2, 3, 4, 5, 6, 7 and 10 of Article II, and all sections of Articles VII, VIII and IX of these bylaws shall not be altered, amended or repealed by the shareholders and no provision inconsistent therewith shall be adopted without either:

(1) the approval of the board of directors, or

(2) at any regular or special meeting of the shareholders upon the affirmative vote of the holders of three-fourths (3/4) or more of the combined voting power of the outstanding shares of the corporation entitled to vote generally in the election of directors if notice of such alteration, amendment or repeal is contained in the notice of such meeting.